Filed by Pagaya Technologies Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: EJF Acquisition Corp.
(SEC File No.: 001-40113)
Date: December 16, 2021

 0  Investor presentation / December 2021

 Disclaimers  1  This presentation contains financial forecasts for Pagaya Technologies Ltd. (the “Company”) with respect to certain financial results for the Company. Neither EJF Acquisition Corp. ("EJFA"), EJF Capital LLC ("EJF") or their affiliates nor the Company's independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.Neither the Company, EJFA, EJF and their affiliates nor any of its representatives has made or is making any representation or warranty, express or implied, as to the timeliness, accuracy or completeness of this presentation (including projections, estimates or budgets). This presentation includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of EJFA, Pagaya or the combined company after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger providing for the business combination (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the shareholders of EJFA or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Pagaya as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Pagaya may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by EJFA. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. EJFA and Pagaya undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. EJFA, EJF and their affiliates and the Company believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. EJFA, EJF and their affiliates and the Company believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Neither the Company, EJFA, EJF and their affiliates nor any of its representatives assumes responsibility for verifying any of such statements, estimates, targets and projections. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results. Accordingly, neither the Company, EJFA, EJF and their affiliates nor any of its representatives nor any other person, shall be liable for any loss or damages (whether direct, indirect or consequential or otherwise) suffered by any person as a result of relying on any statement in or omission from this presentation and any such liability is expressly disclaimed. In all cases, interested parties should conduct their own investigation and analysis of the Company and the information contained in this presentation.Except where otherwise indicated, this presentation speaks as of the date hereof. The delivery or availability of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This presentation has been prepared solely for informational purposes and does not purport to contain all of the information that any recipient may require. In furnishing this presentation, neither the Company, EJFA, EJF and their affiliates nor its representatives undertake any obligation to update any of the information contained herein or to correct any inaccuracies which may become apparent. This presentation shall remain the property of the Company. This presentation does not constitute an offer, solicitation of an offer, invitation or recommendation for any transaction or the sale or purchase of any securities, and shall not form the basis of any contract.Trademarks, service marks, trade names and copyrights in this presentation are legally protected.

       Enable better financial outcomes for our partners and their customers    Our vision  2

   Centralized A.I. and data network  Auto Loan  Credit Card  Personal Loan  Single Family Rental  Insurance  Mortgage            We are building a leading artificial intelligence network to help our partners grow their businesses and better serve their customers                      3

 Our business model  How we monetize our technology  4  STEP 1  STEP 2  STEP 3  STEP 4                            Customers approach our network partners with a need or a dream  Pagaya provides centralized artificial intelligence and data solutions  Financial product is acquired by institutional investors  Our partners leverage our network to unlock better results for their customers      We earn fees when our network volume is acquired by institutional investors

Pagaya at a glance

Vast data, leading technology, rapid growth, highly scalable

GROWTH	SCALE	TECH	VOLUME
198%	$4.7bn	16mm+	1 app/sec
Network volume growth, annualized Q2 2021 vs FY 2020[1]	Annualized network volume, Q2 2021[1]	Training data points[2]	Volume of application evaluation[3]
300%	$396mm	100%	17mm+
Revenue growth, annualized Q2 2021 vs FY 2020	Annualized revenue, Q2 2021	Fully automated process	Applications evaluated, last 12 months[3]

1 Network Volume is defined as the gross dollar amount of assets that are originated by Partners with the assistance of Pagaya's AI technology and are acquired by Financing Vehicles
2 From 2016 to 6/30/2021
3 Application evaluation refers to applications that Partners choose to process with the assistance of the Pagaya network, as of Q2 2021

PAGAYA
5

Q3 2021 update

Q3 2021 Revenue Update

Q3 '21 Revenue — **$137mm**

2020 — **$99mm**

YTD through 9/30/21 — **$320mm**

~220% growth

- Strong momentum continuing into Q4 2021

Recent Developments

PAGAYA | SoFi

- Pagaya partnership is highly attractive to Sofi as a way to capture revenue opportunities from a higher proportion of loan applicants
- Marks SoFi's first time integrating a partner's credit model that runs simultaneously with SoFi's decision engine

New Chief Growth Officer

- Appointed Leslie Gillin, former Chief Marketing Officer of JPMorgan Chase & Co., as Chief Growth Officer

Financial data presented as $mm; 2020 financial information based on audited financials. Information related to 2021 is based on unaudited financial results

PAGAYA

6

Multi-market solution

Our opportunity speaks for itself

Estimated annual origination volume in our addressable markets


PERSONAL
$81 Billion[1]


POINT OF SALE
$53 Billion[2]


AUTOMOTIVE
$693 Billion[1]


INSURANCE
$339 Billion[3]


CREDIT CARD
$183 Billion[1]


HOUSING
$2.6 Trillion[4]

Note: Represents estimated annual U.S. market origination volumes;
1 Estimated origination volumes based on Q4 2020 annualized originations in The TransUnion "Consumer Credit Origination, Balance and Delinquency Trends: Q4 2020" report. 2 Estimated origination volumes based on McKinsey & Company US Lending at the Point of Sale report. 3 Represents homeowners and auto insurance net written premiums in 2020, as per the Insurance Information Institute. 4 Estimated origination volumes based on Q4 2019 annualized originations in The TransUnion "Consumer Credit Origination, Balance and Delinquency Trends: Q4 2020" report.

PAGAYA
7

 Extraordinary network volume growth has resulted in strong revenue growth  Business model  8  Financials are unaudited (not under PCAOB); 2021–2023E figures are estimated forecast   Network volume  Revenue  +121%  +73%      +185%    +67%    +178%    +66%    +311%    +60%    ($bn)  ($mm)

 Company overview  9

     Pagaya highlights   Who we are  10  A.I. driven, highly scalable network deeply entrenched in partner systems  Rapid expansion and scale in numerous markets with massive addressable markets  Proven value proposition drives partner penetration and stickiness   World-class data science team  Fee-based, capital-light business model  Visionary founders and experienced management team   1  2  3  4  5  6

     The problem:  Legacy inefficiencies  We believe legacy underwriting systems drive inefficiencies for both our partners and their customers  11  Convenient access to a broad array of financial products  What consumers want  Challenges our partners face  Siloed data and tech infrastructureTech investment prioritizes brand and user experience over underwriting and automationData limited to lender’s own experience

 Our solution:  Disruption  Centralized enabling technology powers the A.I. network  12  Each of our partners’ customers are evaluated in real time The network matches applications to the criteria of institutional investorsDemocratizes access to financial services—partner benefits from higher conversion, customer realizes their financial goals  Bank  FinTech  Dealership  Broker  Investors                      Customers

 The Result:  Opportunity  Better outcomes for our partners and their customers  13                            CustomersFinancial product fulfills a need or a dream  PartnersDelight more customers by increasing conversion

 Our technology provides seamless integration and rapid results  Seamless uplift      API plugin  14  Automatedprocess  Real-time                      Partners’ transactions are approved with minimal latency  Tech integration is designed to minimize friction  A.I. network powers automated process for 100% of transactions

 We have added one new market per year since 2018  Innovation at breakneck speed   15  Personal  2018  Auto  2019  Credit card / POS  2020  Real Estate  2021  New market addition represents Pagaya onboarding partners in a new market

 Our network volume growth  Trajectory  16  Network Volume ($mm)  2019  2020  2021  154% CAGR  Metrics as of 6/30/2021

 A.I. enables smarter, more accelerated growth across markets  Penetrating new markets increasingly quickly   17  1 Represents annualized network volume by market enabled on Pagaya’s network. Each market is measured since launch in that market by Pagaya.  Annualized network volume ($mm) in Auto and Real Estate significantly exceeds Personal loans at similar stages1  Personal (entered 2018)  Auto (entered 2019)  Real estate (entered 2021)

 Once we onboard a new partner, our A.I. enables us to rapidly scale their volume in our network  A.I. drives significant growth for both our partners and Pagaya  18  1 For partners who have been on our network for at least six months; increase measured relative to partner’s second month volume 2 For partners who have been on our network for at least 12 months; increase measured relative to partner’s second month volume      GROWTH    6xMedian increase in our partners’ volume on our network after 12 months²  100%  of partners we have onboarded since inception are still on our network today   Rolling three month average volume per partner as a multiple of each partner’s second month volume  Months post onboarding  RAPID ONBOARDING  3xMedian increase in our partners’ volume on our network after six months¹  RETENTION

 Data science and technology are the foundation of our company  Deep competitive moat  19  World-class data science platform  170+ Research & Development specialists  Tremendous data asset  16mm+ training data points  Entrenched partner relationships  100% retention since inception

   Light balance sheet and low-risk funding model  Balance sheet light  20  Global Asset Managers  Pension Funds  Sovereign Wealth Fund  Insurance Companies  Banks                    Assets matched to identified funding at origination, aligning to the criteria of institutional investors  Strong and growing institutional investor acceptance   Streamlined, tech-enabled access to multiple markets  Assets acquired by Pagaya’s network of third-party investors  A.I. network is an engine for enhancing partners' origination, continuously attracting new institutional investors

Founder-led team with deep tech & finance expertise



Gal Krubiner
CEO & Co-founder
UBS



Avital Pardo
CTO & Co-founder
Fundbox



Yahav Yulzari
CRO & Co-founder
YEC



Benjamin Blatt
CBO
Capital One



Leslie Gillin
CGO
JPMorgan Chase & Co.



Richmond Glasgow
GC
Skadden



Michael Kurlander
CFO
CITADEL



Ed Mallon
CIO
BlackRock



Amol Naik
COO
Goldman Sachs



Tami Rosen
CPO
ATLASSIAN

PAGAYA

21

 Business model and plan  22

 Well defined growth plan  Bright future  23                                  New Products        Penetrate Large Banks              Partner Volume Growth   Deepen Technology      Insurance  Deepen our data ocean as our network expands   Continue to expand core business by increasing volume per partner  Partner with traditional lenders including large banks  Launch new products to cater to the captive customer segment via partners  Partner with home and auto insurers, leveraging our unique data advantage

Value add

Near-term opportunity to partner with large banks

Key Value Proposition

Increased Sales

- Improved access to credit for customers to drive incremental sales
- Meaningful increase to revenue stream

Additional Financial Products

- Ability to offer additional financial products to customers without any incremental capital requirement

Brand Loyalty

- In the future, potential to strengthen brand loyalty amongst customers by offering packaged financial services

Operational Efficiency

- Easy integration with API based infrastructure and real-time processing

Potential Opportunity

64 U.S. banks with $50bn+ in assets

$18tn+ in combined industry assets

Source: SNL Financial as of September 2021; Represents illustrative value proposition

PAGAYA

24

Forecast and valuation  25

 Network volume  Total revenue  Total costs  Adj. operating income¹  Adj. operating margin¹          Forecast detail  26  Financial data presented as $mm. Represents estimated forecast; ¹ Adjusted operating income represents GAAP pre-tax income excluding one-time expenses associated with the contemplated merger, as well as other non-recurring expenses. Additional context regarding the forecast is available in the appendix          30%+ CAGR        30–40%  35%+ YoY %        20%+                                2021E  2022E  2023E  Longer-term run rate  $4,425  $407  $344  $63  15%  $7,665  $679  $568  $112  16%  $12,750  $1,086  $896  $190  18%  2024–2025E          66%  60%  58%  71%    YoY %  YoY %  73%  67%  65%  77%

 Appendix  27

 425 legend  28  Non-SolicitationThis presentation is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of the Company, EJFA or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.Important Information and Where to Find ItIn connection with the proposed business combination between the Company and EJFA, the Company intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to shareholders of EJFA in connection with EJFA’s solicitation of proxies for the vote by its shareholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission (the “SEC”), EJFA will mail a definitive proxy statement / prospectus to its shareholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. The Company or EJFA may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, shareholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with EJFA’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about the Company, EJFA and the proposed transaction. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at the Company’s website at www.pagaya.com, or by directing a request to: EJF Acquisition Corp., 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201.Participants in the SolicitationThe Company and EJFA and their respective directors and officers may be deemed participants in the solicitation of proxies of EJFA’s shareholders in connection with the proposed business combination. EJFA’s shareholders, the Company’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company and EJFA at the Company’s website at www.pagaya.com, or in EJFA’s registration statement on Form S-1 filed on February 18, 2021, respectively.Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to EJFA’s shareholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

 Forecast methodology  29  Detailed, bottom-up, partner-by-partner forecast to arrive at projected network volume 2022E network volume is comprised primarily of existing markets; expansion efforts in new markets (e.g., insurance) is phased-in in 2023EConservative overall penetration of each market  No operating leverage is assumedGiven its significant growth opportunity, Pagaya plans to continue to invest significantly in R&D, headcount and other expenses, rather than prioritizing near-term margin expansion   Expenses  Revenue growth driven by volume growthMinimal assumed growth in fee rates, which vary by market due to both the characteristics of the assets and the depth of Pagaya’s penetration Pagaya has historically experienced fee expansion as its penetration of a market has grown   Revenues  Network volume

 30                    Thank you